SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)1

                      Ticketmaster Online-Citysearch, Inc.
                                (NAME OF ISSUER)

                 Class B Common Stock, par value $.01 per share
                         (TITLE OF CLASS OF SECURITIES)

                                    88633P203
                                 (CUSIP NUMBER)

             Julius Genachowski, Esq.    Daniel R. Goodman, Esq.
             USA Networks, Inc.          Ticketmaster Corporation
             152 West 57th Street        3701 Wilshire Boulevard
             New York, NY 10019          Los Angeles, CA 90010
             (212) 314-7200              (213) 381-2000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                October 23, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

      NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                               (Page 1 of 3 Pages)


-----------------------
1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1.     SECURITY AND ISSUER

            This constitutes Amendment No. 2 (the "Amendment") to the Statement on Schedule 13D (the "Statement"), dated December 2, 1999, as amended by Amendment No. 1, dated June 26, 2000, with respect to shares of Ticketmaster Online-Citysearch ("TMCS") Class B common stock, par value $.01 per share (the "Class B Common Stock"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement. The principal executive offices of TMCS are located at 790 E. Colorado Boulevard, Suite 200, Pasadena, California 91101.


ITEM 4.     PURPOSE OF THE TRANSACTIONS

            The information contained in Item 4 of the Statement is hereby amended and supplemented by adding the following information:

            USA Networks, Inc. ("USAi") is considering possible transactions in order to obtain the benefits of joint operation of the ticketing and reservations businesses of TMCS and Ticketmaster Corporation, a wholly owned subsidiary of USAi. These may include a merger or other transaction that could involve the issuance to USAi of additional shares of TMCS common stock. USAi intends to ask the TMCS Board to appoint a committee of independent directors in connection with the foregoing.

            There can be no assurance that a transaction will occur, or what the terms or form would be.

            Except as set forth herein, neither USAi nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any plan or proposal which relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.








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


                                   SIGNATURES

      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Date:  October 23, 2000

                                       USA NETWORKS, INC.


                                       By:   /s/ Julius Genachowski
                                           --------------------------
                                           Name:  Julius Genachowski
                                           Title: Senior Vice President,
                                                  General Counsel and
                                                  Secretary


                                       TICKETMASTER CORPORATION


                                       By:   /s/ Daniel R. Goodman
                                           -----------------------
                                           Name:  Daniel R. Goodman
                                           Title: Executive Vice President,
                                                  General Counsel and
                                                  Assistant Secretary










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